UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )*

PROCEPT BioRobotics Corporation
 (Name of Issuer)

Common Stock, par value $0.00001 per share
 (Title of Class of Securities)

74276L105
 (CUSIP Number)

John Bateman
CPMG, Inc.
2000 McKinney Ave, Suite 2125
Dallas, Texas 75201
214-871-6816
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74276L105	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
CPMG, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,222,662

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,222,662

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,222,662

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP NO. 74276L105	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
R. KENT MCGAUGHY, JR.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,222,662

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,222,662

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,222,662

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP NO. 74276L105	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
ANTAL ROHIT DESAI

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
116,012 (1)

	8	SHARED VOTING POWER
11,272,179

	9	SOLE DISPOSITIVE POWER
116,012 (1)

	10	SHARED DISPOSITIVE POWER
11,272,179

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,388,191 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1) This amount includes 63,372 Shares (as defined herein) that are obtainable upon exercise of options granted to the Reporting Person, of which options to acquire 50,871 Shares are currently exercisable or exercisable within the next 60 days.

CUSIP NO. 74276L105	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
WHITE TAILED PTARMIGAN, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
11,222,662

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
11,222,662

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,222,662

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
25.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP NO. 74276L105	Page 6 of 10 Pages
Item 1.	Security and Issuer

This Schedule 13D is being filed by the undersigned, pursuant to §240.13d-1(a), with respect to the Common Stock, $0.00001 par value per share (the “Shares”), of PROCEPT BioRobotics Corporation (the “Issuer” or the “Company”), whose principal executive offices are located at 900 Island Drive, Redwood City, California 94065.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	White Tailed Ptarmigan, LP (“WTP”);
2.	CPMG, Inc. (“CPMG”);
3.	R. Kent McGaughy, Jr. (“Mr. McGaughy”); and
4.	Antal Rohit Desai (“Mr. Desai”).

This Schedule 13D relates to Shares held for the account of WTP. CPMG is the general partner of WTP and has voting and investment control over the shares beneficially owned by WTP.  Mr. Desai, a Partner of CPMG, and Mr. McGaughy, the sole shareholder and Managing Director of CPMG, may be deemed to share voting and investment power with respect to the shares beneficially owned by WTP. The address of the principal business office of each of the Reporting Persons is 2000 McKinney Ave, Suite 2125, Dallas, Texas 75201.

WTP is a Texas limited partnership, CPMG is a Texas corporation and each of Mr. Desai and Mr. McGaughy is a citizen of the United States of America.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Note: The following information takes into account the 1-for-4.75 reverse stock split the Issuer effected on September 7, 2021.

Between September 2013 and June 2021, Mr. Desai acquired 35,220 shares of Series C redeemable convertible preferred stock (“Series C Preferred Stock”), 7,284 shares of Series E redeemable convertible preferred stock (“Series E Preferred Stock”), 7,468 shares of Series F redeemable convertible preferred stock (“Series F Preferred Stock”)  and 2,668 shares of Series G redeemable convertible preferred stock (“Series G Preferred Stock”) for an aggregate purchase price of approximately $422,000.

Between July 2015 and June 2021, Mr. Desai acquired, on behalf of The 2:22 DNA Trust, over which Mr. Desai and his spouse serve as co-trustees (“The 2:22 DNA Trust”), 39,164 shares of Series D redeemable convertible preferred stock (“Series D Preferred Stock”), 9,104 shares of Series E Preferred Stock and 1,249 shares of Series G Preferred Stock for an aggregate purchase price of approximately $348,000.

Between July 2015 and September 2021, WTP acquired 5,410,721 shares of Series D Preferred Stock, 3,038,934 shares of Series E Preferred Stock, 2,060,802 shares of Series F Preferred Stock and 272,205 shares of Series G Preferred Stock for an aggregate purchase price of approximately $95 million.

In July 2020, WTP converted 697,752 shares of Series D Preferred Stock into Shares for no additional consideration.  Upon closing of the Company's initial public offering ("IPO") on September 17, 2021, each remaining share of Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock, Series F Preferred Stock and Series G Preferred Stock automatically converted into one Share for no additional consideration.

In addition, WTP purchased 440,000 Shares in the IPO, at a purchase price of $25 per Share, for an aggregate purchase price of $11,000,000.  The source of the funds used to acquire the Shares reported herein as purchased by WTP is the working capital of WTP.  The source of funds used to acquire the Shares reported herein as purchased by Mr. Desai is the personal funds of Mr. Desai.  The source of funds used to acquire the Shares reported herein as purchased by The 2:22 DNA Trust is the assets of The 2:22 DNA Trust.

In September 2015, Mr. Desai was granted an option to purchase 26,749 Shares at an exercise price of $1.33 per Share. This option is fully vested and currently exercisable. This option expires on September 18, 2025. In April 2018, Mr. Desai was granted an option to purchase 26,315 Shares at an exercise price of $4.5125 per Share. This option vests on each monthly anniversary of the grant date over a 4 year period, subject continued employment or service to the Issuer through the applicable vesting date. This option expires on April 26, 2028. In connection with the Company’s IPO, on September 14, 2021, Mr. Desai was granted an option to purchase 10,308 Shares at an exercise price of $25 per Share (the IPO price). This option will vest and become exercisable in full on the earlier of September 14, 2022 or the day prior to the date of the Company’s 2022 annual meeting of the stockholders, subject to Mr. Desai’s continued service as a director. This option expires on September 14, 2031.

CUSIP NO. 74276L105	Page 7 of 10 Pages
Item 4.	Purpose of Transaction

The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Mr. Desai is member of the Company’s board of directors, a position he has held since June 2015.

The Reporting Persons acquired and hold the Shares for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business. The Reporting Persons expect to review from time to time their investment in the Company and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them.

Also, consistent with their investment intent, the Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the Board regarding the Company, including but not limited to its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a, b) As of the date hereof, each of WTP, CPMG and Mr. McGaughy may be deemed to be the beneficial owner of 11,222,662 Shares (approximately 25.9% of the total number of Shares outstanding) held for the account of WTP.

As of the date hereof, Mr. Desai may be deemed to be the beneficial owner of 11,388,191 Shares (approximately 26.3% of the total number of Shares outstanding). This amount includes: (i) 11,222,662 Shares held for the account of WTP; (ii) 52,640 Shares held directly by Mr. Desai; (iii) 49,517 Shares held by The 2:22 DNA Trust; and (iv) 63,372 Shares that are obtainable upon exercise of options granted to Mr. Desai, of which options to acquire 50,871 Shares are currently exercisable or exercisable within the next 60 days.

Each of the Reporting Persons exercise shared voting power and shared dispositive power over the 11,222,662 Shares held for the account of WTP.  Mr. Desai and his spouse exercise shared voting power and shared dispositive power over the 49,517 Shares held by The 2:22 DNA Trust.  Mr. Desai exercises sole voting power and sole dispositive power over the 52,640 Shares he holds directly and the 63,372 Shares that are obtainable upon exercise of options granted to Mr. Desai, of which options to acquire 50,871 Shares are currently exercisable or exercisable within the next 60 days.

The beneficial ownership percentages reported herein were calculated in accordance with Rule 13d-3(d)(1)(i) and are based on (1) 43,252,937 Shares outstanding upon closing of the IPO on September 17, 2021, as reported in the Issuer's prospectus on Form 424B4 filed with the U.S. Securities and Exchange Commission on September 16, 2021 and confirmed by the Issuer’s press release dated September 21, 2021, and, for Mr. Desai, (2) the 63,372 Shares Mr. Desai has the right to acquire upon exercise of options.

(c) The response to Item 3 is incorporated by reference herein.  Except for transactions reported herein, there have been no transactions in the Shares by the Reporting Persons in the past sixty days.

(d) No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

CUSIP NO. 74276L105	Page 8 of 10 Pages
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3 and Item 4 of this Schedule 13D is incorporated by reference herein.

Investors’ Rights Agreement

WTP and Mr. Desai, along with certain other Company shareholders, executive officers and directors (the “Parties”) are party to an amended and restated investor rights agreement with the Company dated June 10, 2021 (“Investors’ Rights Agreement”). The amended and restated investor rights agreement grants, among other things, certain registration rights with respect to the registrable securities held by the Parties, and also imposes certain affirmative obligations on the Company, including with respect to the furnishing of financial statements and information to the holders.

Lock-Up Agreements

In connection with the IPO, the Company, its executive officers and directors (including Mr. Desai) and substantially all of the existing holders of Shares outstanding on the date of the IPO prospectus (including WTP) have agreed with the underwriters not to, among other things and subject to certain exceptions, sell or transfer any Shares or securities convertible into, exchangeable for, exercisable for, or repayable with Shares, for 180 days after the date of the IPO prospectus without first obtaining the written consent of BofA Securities, Inc. and Goldman Sachs & Co. LLC, subject to certain limited exceptions (the “Lock-Up Agreement”).

Indemnification Agreements

The Company has entered into indemnification agreements (“Indemnification Agreement”) with its directors (including Mr. Desai).

The summaries contained herein of the Investors’ Rights Agreement, Lock-Up Agreement and Indemnification Agreement do not purport to be complete and are qualified in their entirety by reference to the full text or form of such documents, which are included as Exhibits B, C and D, respectively, to this Schedule 13D and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:           Joint Filing Agreement

Exhibit B:           Investor Rights Agreement (incorporated by reference to Exhibit 10.9 of the registration statement on the Form S-1 filed by the Company as File Number 333-258898)

Exhibit C:           Form of Lock-Up Agreement (incorporated by reference to Exhibit A to the Form of Underwriting Agreement filed as Exhibit 1.1 of the registration statement on Form S-1 filed by the Company as File Number 333-258898)

Exhibit D:           Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 of the registration statement on Form S-1 filed by the Company as File Number 333-258898)

CUSIP NO. 74276L105	Page 9 of 10 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPMG, INC.

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

ANTAL ROHIT DESAI

/s/ Antal Rohit Desai

WHITE TAILED PTARMIGAN, LP

By:	CPMG, Inc., its General Partner

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

September 27, 2021

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

CUSIP NO. 74276L105	Page 10 of 10 Pages
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of PROCEPT BioRobotics Corporation, dated as of September 27, 2021, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

CPMG, INC.

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

R. KENT MCGAUGHY, JR.

/s/ R. Kent McGaughy, Jr.

ANTAL ROHIT DESAI

/s/ Antal Rohit Desai

WHITE TAILED PTARMIGAN, LP

By:	CPMG, Inc., its General Partner

By:	/s/ John Bateman
	Name:	John Bateman
	Title:	Chief Operating Officer

September 27, 2021